Exhibit 99.1

evotec

#RESEARCHNEVERSTOPS

INTERIM STATEMENT 9M 2025

Interim Statement
first nine months

'25

Publication date: 5 November 2025

For further information, please contact: *Volker Braun, EVP Head of Global Investor Relations & ESG, volker.braun@evotec.com, Phone +49 (0)40 228 999 338 Mobile +49.(0)151.1940 5058, www.evotec.com*

interim STATEMENT 9M 2025

HIGHLIGHTS

▶	CHANGE IN REVENUE MIX ALIGNED WITH NEW STRATEGY FOR LONG-TERM PROFITABLE GROWTH

▶	DEMAND IN THE DISCOVERY & PRECLINICAL DEVELOPMENT (“D&PD”) SEGMENT STILL SOFT; JUST – EVOTEC BIOLOGICS (“JEB”) IS OUTPERFORMING EXPECTATIONS

▶	EVOTEC SIGNS AGREEMENT WITH SANDOZ RESULTING IN PAYMENTS POTENTIALLY OVER US$ 650 M PLUS ROYALTIES ON PORTFOLIO OF UP TO 10 BIOSIMILAR MOLECULES (AFTER PERIOD-END)

▶	2025 GUIDANCE AND 2028 OUTLOOK CONFIRMED

SOFT MARKET FOR D&PD; JEB WITH CONTINUING STRONG MOMENTUM

▶	Group revenues decrease by (7.1)% to € 535.1 m (9M 2024: € 575.7 m)

▶	Total D&PD revenues decrease by (12.3)% to € 392.1 m (9M 2024: € 447.1 m), due to soft demand in the early drug discovery market; quotations are growing in number and value, negative change orders are receding

▶	JEB revenues increase by 11.3% to € 143.4 m (9M 2024: € 129.3 m), driven by continued strong non-Sandoz / non-Department of Defense (“DoD”) business growth of 105% year over year

▶	Cost out initiatives are on track (remaining Priority Reset initiatives implemented, disciplined spending & restricted hiring activities), expected to result in a total cost reduction of more than € 60 m in 2025

▶	Adjusted Group EBITDA totalled € (16.9) m (9M 2024: € (6.0) m) driven by continued underutilization and a high fixed cost base in the D&PD segment as well as costs related to the ramp-up of the JEB Toulouse facility.

DRIVING FORWARD STRATEGIC PRIORITIES

▶	Significant progress in the strategic protein degradation collaboration with Bristol Myers Squibb (“BMS”) resulted in performance- and program-based payments totaling US$ 75 m the first half of the year

▶	In the second quarter, Evotec reported key advancements in its neuroscience collaboration with BMS, resulting in a US$20 m research payment to the company

DEVELOPMENTS AFTER PERIOD-END

▶	On 04 November 2025, Evotec signed an agreement with Sandoz, which includes approximately US$ 350 m in cash for Just – Evotec Biologics’ manufacturing site in Toulouse and upfront technology license fees to Evotec’s continuous manufacturing platform. In addition, Evotec is eligible for license fees, and development revenues including success-based milestones adding up to more than US$ 300 m over the coming years. The transaction also covers royalties on a portfolio of up to ten biosimilars in technical and early development targeting more than US$ 90 bn of originator net sales

▶	Progress in the strategic preclinical neuroscience partnership with BMS resulted in a payment of US$ 25 m to support the continued progression of joint programs interim STATEMENT 9M 2025

▶	Investigational New Drug (“IND”) submission by partner Dewpoint Therapeutics for novel oncology therapy marks culmination of the partnership, advancing a de novo development candidate from discovery through IND-enabling studies

▶	Evotec’s collaboration with Esperion leads to the nomination of a preclinical development candidate for the treatment of Primary Sclerosing Cholangitis, a chronic, progressive disease causing inflammation and sclerosis of the bile ducts leading over time to liver cell damage and can result in fibrosis, cirrhosis, and eventually liver failure

GUIDANCE FOR FULL-YEAR 2025 CONFIRMED

▶	Group revenues expected in the range of € 760 – 800 m (2024: € 797.0 m)

▶	R&D expenditures are expected in a range of € 40 – 50 m (2024: € 50.9 m)

▶	Adjusted Group EBITDA[1] is expected to reach € 30 – 50 m (2024: € 22.6 m)

OUTLOOK 2028

▶	Group revenues CAGR 2024-2028 targeted to be in a range of 8 – 12%

▶	Adjusted EBITDA margin 2028 expected to be above 20%

1Net income (loss) adjusted for interest, taxes, depreciation, amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating income and expense, change in contingent consideration (earn-out) and items that in magnitude, nature or occurrence would distort the presentation of the financial performance of the Group.

CAGR: Compound annual growth rate

interim STATEMENT 9M 2025

FINANCIAL HIGHLIGHTS

The following table provides an overview of the financial performance in the first nine months of 2025 compared to the same period in 2024.

Key figures of consolidated income statement & segment information

Evotec SE & subsidiaries – First nine months of 2025 and 2024

	Nine months ended September 30, 2025				Nine months ended September 30, 2024
in k€	D&PD	JEB	Intersegment eliminations	Evotec Group	D&PD	JEB	Intersegment eliminations	Evotec Group
Revenues1)	391,861	143,239	—	535,100	447,016	128,723	—	575,739
Intersegment revenues	195	126	(321)	—	99	583	(682)	—
Costs of revenues	(360,231)	(139,432)	321	(499,342)	(382,888)	(124,363)	296	(506,955)
Gross profit	31,825	3,933	—	35,758	64,227	4,944	(387)	68,784
Gross margin in %	8.1%	2.7%	—	6.7%	14.4%	3.8%	—	11.9%

R&D expenses	(27,610)	(71)	—	(27,681)	(41,326)	(188)	387	(41,128)
SG&A expenses	(109,033)	(22,585)	—	(131,619)	(115,369)	(22,928)	—	(138,297)
Other operating income	38,516	2,856	—	41,371	33,385	1,599	—	34,983
Other operating expense	(7,224)	(3,631)	—	(10,855)	(11,393)	—	—	(11,393)
Reorganization costs	741	—	—	741	(61,249)	(1,007)	—	(62,257)
Operating income (loss)	(72,786)	(19,499)	—	(92,284)	(131,725)	(17,581)	—	(149,306)

Adjusted EBITDA2)	(18,826)	1,940	—	(16,886)	(6,752)	781	—	(5,971)

1) Group revenues for the nine months ended September 30, 2025 would have amounted to € 543.4 m at constant exchange rates

2) Net income (loss) adjusted for interest, taxes, depreciation, amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating income and expense, change in contingent consideration (earn-out) and items that in magnitude, nature or occurrence would distort the presentation of the financial performance of the Group.

interim STATEMENT 9M 2025

REPORT ON THE FINANCIAL SITUATION AND RESULTS

1. Results of operations

During the nine months ended September 30, 2025 Group revenues decreased by (7.1)% to € 535.1 m compared to the same period of the previous year (9M 2024: € 575.7 m). The decrease was driven by (12.3)% lower revenues in the D&PD segment, whereas JEB contributed € 143.2 m during the nine months ended September 30, 2025 versus € 128.7 m in the comparable prior year period. € 8.3 m of the € 40.6 m reduction in revenue was driven by fx. Revenue from base business (excluding milestones and royalties) decreased by (7.9)% from € 572.5 m  in 9M 2024 to € 527.5 m  in the nine months ended September 30, 2025.

The Costs of revenue for the nine months ended September 30, 2025 amounted to € 499.3 m (9M 2024: € 507.0 m) yielding a gross margin of 6.7% (9M 2024: 11.9%). The reduction is driven by lower overall costs in the Discovery & Preclinical Development segment, where we have recognized significant year over year savings in personnel expense, materials expense, and external spend. Despite the lower cost base, continued overcapacity is driving the lower overall gross margin. This cost reduction within D&PD was partially offset by Just-Evotec Biologics, where the continued growth of the business and continued investment in Toulouse build-out contributed to increased expenses..

R&D expenses were € 27.7 m, compared to € 41.1 m in the nine months ended September 30, 2024 ((32.7)%), with a focused capital allocation to selected R&D projects.

SG&A expenses for the nine months ended September 30, 2025 amounted to € 131.6 m and were thus € 6.7 m or -5% lower compared to last year (9M 2024: € 138.3 m) especially driven by lower external spend and lower personnel expense due to reduced headcount.

For the nine months ended September 30, 2025, other operating income amounted to € 41.4 m, compared to € 35.0 m for the comparable prior year period. The increase was driven by an insurance reimbursement related to the cyber-attack, which occurred in 2023.

Other operating expenses decreased from € 11.4 m in the first nine months of 2024 to € 10.9 m in the first nine months of 2025, this was driven by a significant reduction in expenses related to the cyber-attack in 2023, partially offset by costs incurred related to the planned sale of the Just Toulouse site, as well as one off arbitration costs.

The Group has also reviewed its finite lived intangible assets as well as Goodwill for impairment whenever triggering events or changes in circumstances indicate that carrying amount value may not be recoverable. Following this review, the Group has not identified any impairment trigger.

For the nine months ended September 30, 2025 Reorganization costs showed an income due to reversal of provisions of € 0.7 m (9M 2024: € 62.3 m) related to the finalization of reorganization projects performed in the prior year.

The net income (loss) for the nine months ended September 30, 2025 amounted to € (118.1) m (9M 2024: € (155.2) m), predominantly driven by lower reorganization expense, and overall lower cost base, offset by lower revenues.

Adjusted Group EBITDA for the nine months ended September 30, 2025 amounted to € (16.9) m (9M 2024: € (6.0) m) driven by the decrease in topline revenues and partially offset by the cost reductions recognized in all cost positions.

interim STATEMENT 9M 2025

2. Result in our reportable segments Discovery & Preclinical Development and Just-Evotec Biologics

In the Discovery & Preclinical Development segment, revenues (incl. intersegment revenues) decreased by (12.3)% to € 392.1 m (9M 2024: € 447.1 m) mainly driven by weaker than anticipated demand, as the company continues to navigate a suppressed market.

Costs of revenue within D&PD were at € 360.2 m in the nine months ended September 30, 2025 (9M 2024: € 382.9 m), corresponding to a gross margin of 8.1% (9M 2024: 14.4%). The decrease in the gross margin was mainly driven by a lower top-line performance, as well as under-utilization in some areas of Discovery & Preclinical Development, despite the overall drop in costs of revenue year over year.

R&D expenses came in at € 27.6 m (9M 2024: € 41.3 m), a reflection of our strategic focus regarding capital allocation to key R&D projects.

SG&A expenses decreased to € 109.0 m (9M 2024: € 115.4 m), mainly due to a decrease in consultancy costs and lower personnel costs after the implementation of the priority reset. For the nine months ended September 30, 2025, other operating income amounted to € 38.5 m, compared to € 33.4 m for the comparable prior year period, driven by an insurance reimbursement related to the cyber-attack. Other operating expenses amounted to € 7.2 m (9M 2024: € 11.4 m), which was predominantly caused by lower IT expenses caused by the cyber-attack compared to the same period in the previous year.

The adjusted EBITDA of the Discovery & Preclinical Development segment was € (18.8) m (9M 2024: € (6.8) m), due to reduced revenues, which could only partially be offset by a lower cost base within Costs of revenues, R&D and SG&A.

Revenues (incl. intersegment revenues) within Just-Evotec Biologics increased to € 143.4 m (9M 2024: € 129.3 m).

This growth of 11.3% was strongly driven by the strong order book in our Redmond, US facility, specifically outside of our Sandoz and DoD collaborations (105% growth year over year).

Costs of revenues of € 139.4 m were incurred in the first nine months of 2025, with higher labor and service and supplier costs to cover the increased base business in the US and the continuous ramp-up in France, compared to € 124.4 m within the nine months ended September 30, 2024. In the same period, the gross margin decreased to 2.7% from 3.8% in the first nine months of 2024, driven by the ramp up in France.

SG&A expenses (9M 2025: € 22.6 m vs. 9M 2024: € 22.9 m) remained essentially stable year-on-year, while Other Operating Expense showed an increase to € 3.6 m in the nine months ended September 30, 2025 (9M 2024: € 0.0 m). This increase is primarily due to the expenses incurred in connection with the planned sale of the Toulouse site to Sandoz.

The adjusted EBITDA within Just-Evotec Biologics has increased to € 1.9 m (9M 2024: € 0.8 m) as the revenue has increased stronger than the cost base, excluding costs related to the planned sale of Just - Evotec Biologics EU SAS.

interim STATEMENT 9M 2025

3. Financing and financial position

Cash flow from operating activities in the nine months ended September 30, 2025 was € (72.8) m compared with € (56.0) m in the first nine months of 2024. This year’s figure is negatively affected by changes in working capital, mainly due to lower Contract liabilities (€ (30.8) m) and lower Trade and other payables (€ (19.1) m), partially offset by a lower net loss compared to the previous year.

Net cash used in investing activities for the nine months ended September 30, 2025 amounted to € (50.8) m (9M 2024: € (88.1) m). The lower cash outflow is mainly caused by a decrease of purchases of property, plant and equipment (9M 2025: € (57.8) m; 9M 2024: € (102.3) m), most significantly in relation to the Just – Evotec Biologics facilities.

Net cash provided by (used in) financing activities amounted to € 8.6 m in the nine months ended September 30, 2025 (9M 2024: € (132.1) m). Proceeds from bank loans (€ 44.0 m; 9M 2024: € 0.9 m) were partially offset by the repayment of loans and lease obligations (€ (29.6) m; 9M 2024: € (128.4) m). Last year’s figure was affected by the repayment of a promissory note loan in the amount of € (108.5) m.

Cash and cash equivalents amounted to € 174.0 m (excluding Cash and Cash equivalents in the amount of € 5.2 m reclassified to Assets classified as Held for Sale) as of September 30, 2025 (December 31, 2024: € 306.4 m ).

Total Liquidity (Cash and cash equivalents and Current investments) decreased to € 237.3 m (December 31, 2024: € 396.8 m).

4. Assets, liabilities, and stockholders’ equity

Assets

Between December 31, 2024 and September 30, 2025, total assets decreased by € 139.8 m to € 1,772.7 m (December 31, 2024: € 1,912.5 m).

Investments amounted to € 63.2 m (December 31, 2024: € 90.4 m). This decrease was due to the sale of current investments.

Assets classified as Held for Sale amounted to € 281.5 m (December 31, 2024: 0.0), see “5. Assets and Liabilities Held for Sale”.

Property, plant and equipment decreased by € 258.7 m to € 565.2 m (December 31, 2024: € 823.9 m) which is mainly related to the reclassification to Assets classified as Held for Sale (€ (251.2) m). Depreciation (€ (69.9) m) and negative FX-effects (€ (28.5) m) exceeded additions to Property, plant and equipment (€ 91.9 m).

Non-current tax assets increased to € 51.9 m (December 31, 2024: € 34.4 m). The increase is mainly due to R&D tax credits, most significantly in Evotec France.

Liabilities

Current financial liabilities increased to € 96.9 m (December 31, 2024: € 50.8 m) predominantly due to reclassifications of loan liabilities from non-current to current.

Trade and other payables decreased by € 36.3 m to € 49.5 m (December 31, 2024: € 85.8 m) due to the timing of payments and consist of payables in relation with the normal course of business.

Current provisions decreased by € 18.9 m to € 43.3 m (December 31, 2024: € 62.2 m) mainly because of the consumption of provisions for reorganization and the payout of the annual employee bonus.

interim STATEMENT 9M 2025

Liabilities classified as Held for Sale amounted to € 40.1 m (December 31, 2024: —), see “5. Assets and Liabilities Held for Sale”.

Non-current deferred income decreased by € 21.4 m to € 9.1 m (December 31, 2024: € 30.6 m) mainly due to the reclassification to Liabilities classified as Held for Sale.

Stockholders’ equity

Total stockholders’ equity decreased by € 152.4 m to € 800.1 m (December 31, 2024: € 952.5 m) predominantly as a result of the net loss of the nine months ended September 30, 2025 (€ (118.1) m) and a change in other comprehensive income of (€ (39.8) m), which is mainly due to effects of translating the financial statements of foreign operations into euros.

Evotec’s equity ratio as of September 30, 2025 decreased to 45.1% (December 31, 2024: 49.8%).

5. Assets and Liabilities classified as Held for Sale

On July 30, 2025, Evotec SE announced the signing of a non-binding agreement with Sandoz AG concerning the potential sale of JUST Evotec Biologics EU SAS, a subsidiary of Evotec SE. In accordance with IFRS 5, the assets and liabilities of the entity, that was identified as a disposal group, were reclassified to Assets classified as Held for Sale (€ 276.8 m) and Liabilities classified as Held for Sale (€ 40.1 m).The disposal group was measured at the lower of net book value and fair value less cost to sell and were not subject to an impairment in accordance with IFRS 5.

The Assets classified as Held for Sale of the disposal group can be disaggregated as follows:

in k€	as of September 30, 2025
— Cash and cash equivalents	5,234
— Trade and other receivables	622
— Inventories	6,338
— Prepaid expenses and other current assets	5,094
— Non-current investments and other non-current financial assets	4
— Property, plant and equipment	251,151
— Intangible assets and Goodwill	1,125
— Deferred tax assets	6,023
— Non-current tax assets	1,195

interim STATEMENT 9M 2025

The Liabilities classified as Held for Sale of the disposal group can be disaggregated as follows:

in k€	as of September 30, 2025
— Current financial liabilities	6,625
— Trade and other payables	7,131
— Current deferred income	1,500
— Current provisions	2,403
— Current income tax liabilities	689
— Other current liabilities	1,942
— Non-current provisions	301
— Non-current deferred income	19,497

The remaining balance in Assets classified as Held for Sale is related to equity investments in the amount of € 4.7 m that were previously measured at fair value through profit or loss in accordance with IFRS 9 and presented under “Non-current investments and other non-current financial assets”.

6. Human Resources

Employees

As of September 30, 2025, the Evotec Group, headquartered in Hamburg, Germany, employed 4,788 people worldwide (compared to 4,8272 employees as of December 31, 2024), representing a slight decrease from the previous year-end. A total of 4,043 employees were engaged in our D&PD segment (December 31, 2024: 4,201) and 745 in the Just – Evotec Biologics segment (December 31, 2024: 626). The total headcount decline reflects organizational adjustments and efficiency measures implemented across various sites. An exception to this trend were our two JEB entities, which saw an increase in staffing.

2 Headcount as of December 31, 2024 without leavers.

interim STATEMENT 9M 2025

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS3

Evotec SE and Subsidiaries

Consolidated interim income statement for the period

from January 1, to September 30, 2025

in k€ except share and per share data	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Three months ended September 30, 2025	Three months ended September 30, 2024
Revenue	535,100	575,739	163,887	184,890
Costs of revenue	(499,342)	(506,955)	(163,949)	(166,607)
Gross profit (loss)	35,758	68,784	(62)	18,283

Operating income (expenses)
Research and development	(27,681)	(41,128)	(8,713)	(11,874)
Selling, general and administrative expenses	(131,619)	(138,297)	(42,311)	(46,391)
Other operating income	41,371	34,983	11,730	10,750
Other operating expenses	(10,855)	(11,393)	(5,254)	(3,459)
Reorganization costs	741	(62,257)	108	6,199
Total operating income (expenses)	(128,042)	(218,090)	(44,441)	(44,776)
Operating income (loss)	(92,284)	(149,306)	(44,502)	(26,493)

Non-operating income (expense)
Gain (loss) on investment and financial instruments reevaluation	1,739	(14,788)	1,312	(6,233)
Share of profit (loss) and reevaluation of at-equity investments	(736)	(1,507)	480	(1,910)
Other Financial income	3,264	2,802	841	917
Other Financial expense	(10,685)	(7,282)	(2,283)	(1,866)
Other non-operating income (expense)	(17,527)	(8,029)	1,192	(11,290)
Total non-operating income (expense)	(23,946)	(28,805)	1,542	(20,381)

Net Income (loss) before taxes	(116,230)	(178,111)	(42,960)	(46,874)
Income taxes	(1,911)	22,872	(127)	7,241
Net income (loss)	(118,141)	(155,239)	(43,087)	(39,634)

Weighted average shares outstanding	177,598,303	177,277,605	177,670,313	177,347,294
Net result per share (basic)	(0.67)	(0.88)	(0.24)	(0.22)
Net result per share (diluted)	(0.67)	(0.88)	(0.24)	(0.22)

3) Each financial statement line item is rounded individually. Totals and subtotals may therefore deviate slightly from the sum of the individual items.

interim STATEMENT 9M 2025

Evotec SE and Subsidiaries

Consolidated interim statement of financial position as of September 30, 2025

in k€	as of September 30, 2025	as of December 31, 2024
ASSETS
Current Assets:
— Cash and cash equivalents	174,038	306,387
— Investments	63,230	90,413
— Trade and other receivables	103,765	116,319
— Contract assets	51,915	46,034
— Inventories	31,184	31,122
— Current tax assets	36,968	41,879
— Other current financial assets including derivatives	5,527	4,290
— Prepaid expenses and other current assets	45,018	45,519
— Assets classified as Held for Sale	281,471	—
Total current assets	793,115	681,964

Non-current assets:
— Non-current investments and other non-current financial assets	45,039	40,014
— Investments in associates and Joint ventures	4,977	2,138
— Property, plant and equipment	565,226	823,937
— Intangible assets and Goodwill	300,556	309,295
— Deferred tax assets	11,122	17,333
— Non-current tax assets	51,904	34,357
— Other non-current assets	761	3,464
Total non-current assets	979,585	1,230,538

Total assets	1,772,700	1,912,502

interim STATEMENT 9M 2025

in k€	as of September 30, 2025	as of December 31, 2024
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
— Current financial liabilities	96,873	50,795
— Trade and other payables	49,485	85,792
— Contract liabilities	106,826	106,599
— Deferred income	2,886	3,216
— Provisions	43,346	62,219
— Current income tax liabilities	7,021	8,517
— Other current liabilities	27,943	27,446
— Liabilities classified as Held for Sale	40,087	—
Total current liabilities	374,467	344,585

Non-current liabilities:
— Non-current financial liabilities	387,744	392,743
— Deferred tax liabilities	13,641	14,516
— Provisions	18,245	19,585
— Contract liabilities	169,341	156,679
— Deferred income	9,126	30,557
— Other non-current liabilities	—	1,312
Total non-current liabilities	598,097	615,392

Stockholders’ equity:
— Share capital	177,772	177,553
— Additional paid-in capital	1,460,041	1,454,688
— Retained Earnings	(790,511)	(672,370)
— Accumulated other comprehensive income	(47,165)	(7,347)
Total stockholders' equity	800,136	952,525

Total liabilities and stockholders’ equity	1,772,700	1,912,502

interim STATEMENT 9M 2025

Evotec SE and Subsidiaries

Condensed consolidated interim statement of cash flows for the nine months ended September 30, 2025

in k€	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Cash flows from operating activities:
— Net income (loss)	(118,141)	(155,239)
— Adjustments to reconcile net income to net cash provided by operating activities	112,410	122,992
— Change in assets and liabilities	(67,077)	(23,752)
Net cash used in operating activities	(72,809)	(55,999)

Cash flow from investing activities:
— Interest Received	3,269	3,217
— Purchase of property, plant and equipment	(57,846)	(102,266)
— Proceeds from sale of property, plant and equipment	25	1,592
— Acquisition of intangible assets and capitalization of development expenditures	(9,256)	(4,890)
— Purchase of investments in associated companies and other long-term investments and convertibles	(10,360)	(12,618)
— Proceeds from divestment / sale of investments in associated companies, other non-current investments and convertibles, net of transaction costs	(3,764)	—
— Acquisition of current investments	(2,988)	(8,000)
— Proceeds from sale of current investments	29,472	30,791
— Dividends received	1,053	—
— Divestment of affiliated companies, net of cash disposed and transaction costs	(396)	—
— Proceeds from Government Grants	—	4,066
Net cash used in investing activities	(50,791)	(88,108)

Cash flow from financing activities:
— Interest Paid	(4,638)	(4,940)
— Transaction Costs related to Loans	(1,365)	—
— Proceeds from loans	43,961	900
— Proceeds from option exercise	218	368
— Repayment of loans	(13,039)	(110,384)
— Repayment of lease obligation	(16,538)	(18,038)
Net cash provided by (used in) financing activities	8,599	(132,095)

Net increase (decrease) in cash and cash equivalents	(115,001)	(276,202)
Exchange rate difference	(12,113)	(3,408)
Cash and cash equivalents at beginning of year	306,387	510,908
Cash and cash equivalents at end of the period*	179,272	231,298

*on September 30, 2025 € 5.2 m of Cash and cash equivalents are classified as Assets classified as Held for Sale and related to JUST - Evotec Biologics EU SAS interim STATEMENT 9M 2025

in k€		Nine months ended September 30, 2025	Nine months ended September 30, 2024	Three months ended September 30, 2025	Three months ended September 30, 2024
Operating income (loss)		(92,284)	(149,306)	(44,502)	(26,493)
–	Depreciation of tangible assets	69,860	69,452	23,722	23,707
–	Amortization of intangible assets	5,811	4,667	1,594	1,603
–	External Cyber-related Costs, net of reimbursements	(6,203)	6,960	352	1,879
–	Reorganization Costs	(741)	62,257	(108)	(6,199)
–	One-off arbitration costs	3,785	—	1,021	—
–	(Income)/Expenses related to the potential disposal of Just - Evotec Biologics EU SAS	2,885	—	2,885	—
Adjusted EBITDA		(16,886)	(5,971)	(15,036)	(5,504)

Subsequent Events

On 04 November 2025, Evotec SE and Sandoz AG signed a share purchase agreement (SPA) that entails the sale of Just - Evotec Biologics EU SAS, Toulouse, France. The transaction is expected to close in 2025, subject to meeting closing conditions including foreign direct investment (FDI) clearance by the French authorities. The gain on disposal is expected to be a low single-digit million euro amount. The purchase price is based on an Enterprise Value of € 225 m (cash and debt free basis). In addition, a license agreement was signed which will become effective upon closing and which includes non-refundable payments in the amount of US$ 58 m on the closing date and of US$ 25 m 60 days following closing.

FORWARD-LOOKING STATEMENTS

This half-year interim statement contains forward-looking statements concerning future events, Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements, Such statements include comments regarding Evotec’s expectations for revenues, Adjusted Group EBITDA and unpartnered R&D expenses, These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made, No assurance can be given that such expectations will prove to have been correct, These statements involve known and unknown risks and are based upon a few assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec, Factors that could cause actual results to differ are discussed under the heading "Risk Factors" in our Annual Report for the year ended December 31, 2022, Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.